Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-214656 on Form S-3 and Registration Statement No. 333-209811 on Form S-8 of our report dated March 3, 2016 (November 2, 2016 as to the effects of retrospective adjustment for a segment change and the presentation of deferred financing costs discussed in Note 17 and 26), relating to the consolidated financial statements of America First Multifamily Investors, L.P. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraphs regarding management’s estimates for investments without readily determinable fair values, and retrospective adjustments for a segment change and the adoption of guidance related to the presentation of deferred financing costs), appearing in this Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 3, 2017